EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended March 31,
(Dollars in millions)	2013	2012	2011	2010	2009
Consolidated income (loss) before provision for income
taxes	$2,155	$2,423	$3,003	$1,679	$(1,052)
Fixed charges:
Interest1	$940	$1,300	$1,614	$2,023	$2,956
Portion of rent expense representative of the interest
factor (deemed to be one-third)	8	8	8	8	8
Total fixed charges	$948	$1,308	$1,622	$2,031	$2,964

Earnings available for fixed charges	$3,103	$3,731	$4,625	$3,710	$1,912
Ratio of earnings to fixed charges	3.27	2.85	2.85	1.83	(A)

1	Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”

(A)  Due to our loss in fiscal year 2009, the ratio of earnings to fixed assets was less than one.  We must generate additional earnings equal to pre-tax loss to achieve a coverage of one to one.

152